April 24, 2012

Mr. Alberto Zapata

Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Post-Effective Amendment No. 10 to the Form N-6 Registration Statement filed on behalf of Waddell & Reed Advisors Accumulator Individual Variable Universal Life Account (File No. 333-148646 and 811-22093)

Dear Mr. Zapata:

This letter is in response to the SEC Staff comments received by the Company in telephone conversations on April 13, 2012. Below are responses to the SEC Staff’s oral comments. For the SEC Staff’s convenience, each of the SEC Staff’s comments is set forth below, and then the response follows.

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General Comments:

1.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties or to support the guarantees under the contracts, or whether the company will be primarily responsible for paying guarantees under the contract.

Response:

The Company asserts that there are no third-party guarantees to support its guarantees provided in the Policy. The Company will be solely responsible for paying out guarantees provided under the Policy.

2.	Unless otherwise indicated please make conforming changes to the Waddell & Reed Advisors (SEC Indicator) Accumulator Individual Variable Universal Life registration statement.

Response:

The Company has made the conforming changes to the Minnesota Life Accumulator Individual Variable Universal Life registration statement (File No. 333-144604).

3.	Glossary page A1-A3.

a)	The term unit and unit values are lower case in the body of the prospectus (e.g., page 23, et al), however, since it is a definition, please define “Unit Values” in the glossary and change uses of that to the capitalized, defined term in all appropriate places in the body of the prospectus.

Response:

The Company has added the term “Unit Values” to the Glossary. The following definition for Unit Values appears in the Glossary:

Unit Values: The value of a sub-account Unit that is multiplied by the number of units in the sub-account to determine the sub-account value. The Unit Value is calculated as of the end of a Valuation Date by multiplying its value on the preceding Valuation Date by the investment factor determined for that sub-account.

b)	Please survey the registration statements for defined terms in the glossary that are similarly not referenced as defined terms in the body of the prospectus and make appropriate changes.

Response:

Based upon telephone conversations between Daniel Preiner of Minnesota Life and the Staff on April 13, 2012 and April 16, 2012, the Staff and Company agreed that the Company can leave the defined terms as the status quo for this year’s N-4 registration statements. The Company requests that this comment be treated in the same manner for these policies. As part of the registration statement update, the Company will survey the registration statements of actively marketed products for defined terms and capitalize them throughout the registration statements.

4.	Fee Tables (p. 5)

a)	The term Policy Issue Charges is first used on page 5, however, this capitalized term is not defined. Moreover, the term appears as an entry in the Table of Periodic charges, but its use is unclear. Consider adding a clarifying sentence to footnote 1 to make the Policy Issue Charge clearer to the reader.

Response:

In response to the SEC staff comment, the Company proposes to add a footnote to the Transaction Fees table on page 5. Footnote 2 to the table will read as follows:

(2)   The Policy Issue Charge used to calculate the Surrender Charge is described further in the table of Periodic Charges Other than Investment Option Operating Expenses. For additional information regarding the Policy Issue Charge see “Policy Charges-Accumulation Value Charges.”

b)	Consider identifying the min/max italicized charges to make these sections clearer to reader.

Response:

In response to the SEC staff comment, the italicized min/max charges in the Fee Table have been indented to make the section clearer to the reader.

c)	Please advise the staff whether the rider charges listed include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new contract. Please advise the staff what would happen if an option is no longer available for new purchases.

Response:

The Company asserts that all riders, agreements and endorsements to the Policy referenced in the prospectus are currently available for new purchasers of the Policy. In the event the Company decides to no longer offers a rider or agreement it will amend the registration statement to inform purchasers of the date on which the rider or endorsement is no longer available.

5.	Operating Expenses (page 12)

Please update the total annual operating expenses to reflect 2011 year end data.

Response:

The Company will update the table of Total Annual Operating Expenses to reflect year end expense data as of December 31, 2011.

6. a)	Use of the term withdrawal (pages 4 and 50). Please ensure that the terminology regarding surrenders and partial surrenders of accumulation value are used consistently in the registration statement.

Response:

In response to the SEC staff comment, the use of the term “withdrawal” in the prospectus has been changed to partial surrender. This provides the reader with consistent use of terms regarding partial surrenders of policy accumulation value.

b)	Disclosure indicates that partial surrenders would be deducted from the GIA and separate account on a pro-rata basis. Please clarify how you will handle requests that specify the sub-account partial surrenders should be taken from and where that sub-account does not have sufficient value to satisfy the request.

Response:

In the event the Company receives a partial surrender request that states the specific sub-accounts from which the partial surrender is to be taken, the Company will confirm sub-account values and partial surrender amounts with the policy owner prior to executing the transaction. If there is insufficient sub-account value, the Company will contact the policy owner and verify other sub-accounts or GIA from which the partial surrender can be taken.

The following sentence has been added after the first sentence of the second paragraph of the section titled “Partial Surrender”:

If there is insufficient value in any sub-account or the Guaranteed Interest Account you designate, we will not process the partial surrender until you designate other sub-accounts (or the Guaranteed Interest Account) that have sufficient value to complete the partial surrender.

7.	Please provide any financial statements, exhibits, consents, and other required disclaimers not included in this amendment.

Response:

The financial statements, exhibits, consents and other required disclosure have been included in the Amendment.

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The Company believes that the changes noted above satisfy all of the SEC Staff’s comments. The Company plans to file its post-effective amendment to incorporate the changes on May 1, 2012. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen

Senior Counsel

cc:	Thomas Bisset, Sutherland Asbil & Brennan, LLP